Media Release 7 January 2022 Sydney, Australia 6 January 2022 Chicago, USA

Exhibit 99.2
James Hardie Industries Appoints Harold Wiens as Interim CEO
James Hardie no longer employs Jack Truong

Raises Fiscal Year 2022 Adjusted Net Income Guidance Range to US$605 Million and US$625 Million from US$580 Million and US$600 Million

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, today announced the appointment of Harold Wiens as Interim Chief Executive Officer.

In calendar 2017 the James Hardie Board of Directors, along with senior management, identified the need for a strategic transformation to ensure the future growth and profitability of the company. Based on the need identified, the Board CEO succession plan moved to finding a new CEO to lead this strategic transformation.

On 1 February 2019, the Board appointed Jack Truong as CEO of James Hardie Industries, and as discussed in our May 2021 investor day, the global leadership team has successfully driven the transformation into “A New James Hardie” over the past three years.

Chairman Mike Hammes commented, “The transformation that has occurred over the past three years is truly remarkable. The company now has a clear, correct and very well-defined strategy, that is aligned with what the Board and management identified as necessary in 2017. This strategy is now deeply embedded throughout the organization, from the line employee at our plants all the way to the executive leadership team.”

While Mr. Truong has helped in this transformation, employees raised concerns about his work-related interactions. The Board undertook extensive due diligence which included retaining outside counsel and a third-party consultant and provided opportunities and support for sincere change in Mr. Truong’s behavior. Based on additional employee complaints the Board undertook further due diligence including additional due diligence from the third-party consultant. The Board ultimately concluded, based on independent third-party consultant surveys and analysis, direct input from various executives, and additional information that Mr. Truong’s conduct, while not discriminatory, extensively and materially breached the James Hardie Code of Conduct, and at a Board meeting held today resolved to terminate Mr. Truong’s employment, effective immediately. The Board took this action to uphold the Company’s core values, including Operating with Respect, and to maintain continuity of the management team that has been instrumental in our transformation. Per the terms of Mr. Truong’s contract, his on-foot incentives, including unvested LTI, will lapse. He will receive only statutory entitlements.

Mr. Wiens joined the Board of James Hardie Industries as an independent non-executive director in May 2020 following a distinguished career with 3M Company where he led several of its largest business segments based in the United States, Asia and Europe. He brings extensive senior executive experience to the role, operating in international environments.

Commenting on his appointment as Interim CEO, Mr. Wiens stated, “It is a pleasure to join such a deep and talented leadership team, which I have worked with and admired for their professionalism, strategic thinking and strong execution since I became a Board member. More importantly, I am coming into the role with a well-

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Media Release 7 January 2022 Sydney, Australia 6 January 2022 Chicago, USA

established strategy in place and embedded throughout the organization. I believe this strategy, along with a world class leadership team and our 5,000 committed and hard-working employees, will drive us to meet our mission of being a high-performance global company that delivers organic growth above market with strong returns.”

Mr. Hammes added, “Harold is well placed to step into the role, and lead James Hardie as the Board conducts a global search for a permanent CEO. He is an individual of outstanding integrity who demonstrates great passion for our Company, and importantly its people and our core values, including Operating with Respect. Harold has been a wise and insightful Board colleague reflecting his time as a senior international executive, that was evident as we have worked to refine and oversee the implementation of our strategy. We are fortunate that he is able to take on these responsibilities.”

In addition to Mr. Wiens’ appointment, Michael Hammes has been appointed to the role of Executive Chairman while the CEO succession is undertaken. In this role, Mr. Hammes will provide additional leadership and oversight for the executive team and support the Interim CEO.

Details of Mr. Wiens’ and Mr. Hammes’ remuneration packages are set out in the attachment.

Mr. Wiens announced the following changes in responsibility for James Hardie executives:

Sean Gadd has been promoted to North America President, effective immediately. In this role Sean is responsible for running the Company’s North America activities. Mr. Wiens stated, “Sean has been the key leader within our North America business driving our transformation over these past three years. His involvement in developing our strategy and his proven track record of execution make him the right leader to drive our North American business forward.” Speaking on his appointment, Mr. Gadd stated “I am excited to take on this expanded responsibility, we have the right strategy in place, strong customer relationships and a great team, I believe our North America business is well positioned for continued growth.”

A search for a new CEO will commence immediately.

Outlook and Earnings Guidance
Based on the continued, strong execution of the global strategy across all three regions and the expectation for continued residential and market growth in the USA, the Company is raising its guidance for fiscal year 2022, ending 31 March 2022. Management now expects fiscal year 2022 Adjusted Net Income to be between US$605 million and US$625 million, compared to the prior range of US$580 million and US$600 million. The comparable prior year Adjusted Net Income for fiscal year 2021 was US$458.0 million.

James Hardie’s guidance is based on current estimates and assumptions and is subject to several known and unknown uncertainties and risks, including those related to the COVID-19 pandemic. James Hardie continues to assess the impacts and the uncertainties of the COVID-19 pandemic on the geographic locations in which it operates, and the continuing impact of the pandemic on the Company’s business and future financial performance remains uncertain.

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Media Release 7 January 2022 Sydney, Australia 6 January 2022 Chicago, USA

Management Briefing for Analysts, Investors and Media
James Hardie will conduct a teleconference and audio webcast for analysts, investors, and media on Friday 7 January 2022, 9:00am Sydney, Australia time (Thursday 6 January 2022, 5:00pm New York City, USA time). Analysts, investors, and media can access the management briefing via the following:

•All participants wishing to join the teleconference will need to pre-register by navigating to:
https://s1.c-conf.com/diamondpass/10018782-3jam56.html

Once registered, you will receive a calendar invite with dial-in numbers and a unique PIN which will be required to join the call.

•Webcast Replay: Will be available two hours after the Live Webcast concludes at
https://ir.jameshardie.com.au

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2021; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland
END

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Media Release 7 January 2022 Sydney, Australia 6 January 2022 Chicago, USA

Media/Press Enquiries:

Brett Clegg
Managing Director, Citadel Magnus

Telephone:	+61 487 436 985
Email:	bclegg@citadelmagnus.com

Investor/Analyst Enquiries:

James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

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Media Release 7 January 2022 Sydney, Australia 6 January 2022 Chicago, USA

Harold Wiens Biography
Mr Wiens had a distinguished career across 38 years at 3M Company leading several of its most significant business units, including the largest in the Industrial Business and Transportation Business from 1998 until his retirement from 3M in 2006. During this time, Mr Wiens restructured the business, leading a global implementation of Six Sigma that drove significant international growth. Other roles included heading Sumitomo 3M, the largest subsidiary of 3M, headquartered in Tokyo, Japan. He was appointed as an independent non-executive director of James Hardie in May 2020.

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Media Release 7 January 2022 Sydney, Australia 6 January 2022 Chicago, USA

Roles & Responsibilities of Board Members

Harold Wiens, Interim Chief Executive Officer
Key Roles & Responsibilities
In the role of Interim CEO, Mr. Wiens is responsible for the global business activities of the company, focusing on rolling out the successive stages of our strategic plan. In this capacity he will operate in the same manner as a permanent CEO who was also on the Board, which has been the normal structure for James Hardie Industries. The Interim CEO reports to the Executive Chairman (acting on behalf of the Board) and to the Board directly.
Changes in Remuneration
Mr. Wiens will receive a temporary exertion fee of US$130,000 per month for the period he is in the interim CEO role. The exertion fee will be in addition to his regular board fees as a director. Reasonable expenses associated with relocation and other costs incurred during this period because of undertaking this role will also be compensated. In determining appropriate remuneration, the Board, through the Nominating and Governance Committee, received data and advice from the Board’s independent remuneration adviser.

Mike Hammes, Executive Chairman
Key Roles & Responsibilities
In addition to his responsibilities as Chairman, Mr. Hammes will provide additional ‘hands-on’ assistance to the Mr. Wiens, Interim CEO and the broader executive leadership team. Consistent with executive chairman roles that co-exist with CEOs, Mr. Hammes’ primary support to Mr. Wiens will be in the engagement and relationship management with external stakeholders.
Changes in Remuneration
Mr. Hammes will receive a temporary exertion fee of US$40,000 per month for the period he is in the Executive Chairman role. The exertion fee will be in addition to his regular board fees as a director. Reasonable expenses associated with relocation and other costs incurred during this period because of undertaking this role will also be compensated. In determining appropriate remuneration, the Board, through the Nominating and Governance Committee, received data and advice from the Board’s independent remuneration adviser.

Anne Lloyd, Lead Independent Director
Key Roles & Responsibilities
With Mr. Wiens and Mr. Hammes both taking on Executive non-independent responsibilities, Ms. Lloyd has been appointed as the Lead Independent Director. In this role, Ms. Llyod has the responsibility of ensuring proper governance of the Board and that the Board remains independent and objective in its stewardship of the company.

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